Mail Stop 3233

                                                                 September 27,
2018

Via E-Mail
DeAnn O'Donovan
President and Chief Executive Officer
440 S. LaSalle Street, Suite 1110
Chicago, Illinois 60605

       Re:    AHP Servicing LLC
              Offering Statement on Form 1-A
              Filed September 17, 2018
              File No. 024-10899

Dear Ms. O'Donovan:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. In response to prior comment 4 you state that the Company is not obligated to repurchase more than 25% of any investor's shares, or more than 25% of the total outstanding Series
       A Preferred Stock, in a given calendar year. Please clarify whether you may exceed these limits. We may have further comment.
Past Performance, page 20

2. We note your response to prior comment 9 and revised disclosure. Please supplementally provide information as to how you calculated your "Total ROI To Date" figures. Please also explain why you used a different methodology to calculate your total ROI for
       2015A+ and what consideration you gave to providing annualized ROI as opposed to total ROI.
 DeAnn O'Donovan
AHP Servicing LLC
September 27, 2018
Page 2

Management Discussion, page 41

3. Please update and expand to discuss interim results for the period ended July 31, 2018.
       Your disclosure should include narrative discussion about the new revenue generating transactions that occurred during the interim period. Reference is made to the disclosure requirements outlined within Item 9 of Form 1-A.

Note 4   Subsequent Events, page 55

4. We note you evaluated subsequent events through June 6, 2018, the date the financial statements were available to be issued. Given that interim financial statements are as of
       July 31, 2018, this appears to be an error. Please clarify and/or revise accordingly.

Exhibit 1A-2B

5. We note your response to prior comments 6, 7 and 8. Please ensure the company's
       Limited Liability Company Agreement reflects your response and states that the provisions providing for a jury trial waiver, fiduciary duty waiver, and limiting a shareholder's ability to recover lost profits do not apply to federal securities law claims.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 DeAnn O'Donovan
AHP Servicing LLC
September 27, 2018
Page 3

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Wilson Lee,
Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney,
(202) 551-7150 or
me at (202) 551-3215 with any other questions.


                                                           Sincerely,

                                                           /s/ Kim McManus

                                                           Kim McManus
                                                           Senior Attorney
                                                           Office of Real
Estate and
                                                           Commodities

cc:    Markley S. Roderick, Esq.
       Flaster/Greenberg